SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           Short Form of Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama

              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F _x_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes ___ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 6, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                              By: /s/ Pedro Toll

                                              Name: Pedro Toll
                                              Title: General Manager

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

            REPORTS FIRST QUARTER 2004 NET INCOME OF US$29.8 MILLION

1Q04 Financial Highlights

o Net Income was US$29.8 million in the 1Q04, compared to US$16.2 million for the 4Q03, and US$10.4 million for the 1Q03.
o Exposure in Argentina (net of allowance for credit losses and impairment loss) is US$222 million, down 45% from a year ago, and down 7% from last quarter.

Panama  City,  Republic  of  Panama,  May 4,  2004 -  Banco  Latinoamericano  de
Exportaciones, S.A. ("BLADEX" or "the Bank") (NYSE: BLX), announced today its results for the first quarter ended March 31, 2004. (The Bank's financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars.)

The Bank reported net income of US$29.8 million for the first quarter of 2004, or US$0.76 per share, compared to net income of US$16.2 million, or US$0.41 per share, in the previous quarter, and net income of US$10.4 million, or US$0.58 per share, in the first quarter of 2003.

Net income for the first quarter of 2004 reflected the effect of US$36 million in partial payments and prepayments of Argentine restructured loans, which contributed to the reversals of the allowance for credit losses in the amount of US$19 million out of a total of US$21.4 million.

                                   Key Figures

             ------------------------------------------------------
                                              1Q03    4Q03     1Q04
             ------------------------------------------------------
             Net Income (In US$ million)     $10.4   $16.2    $29.8

             EPS*                            $0.58   $0.41    $0.76

             Return on Average Equity        12.1%   11.2%    20.2%

             Tier 1 Capital Ratio            18.2%   35.4%    37.9%

             Net interest margin             1.73%   2.07%    1.69%
             ------------------------------------------------------
            *Earnings per share calculations are based on the average number of shares outstanding during each period. During the first quarter of 2004 the average number of common shares was 39.4 million, compared to
            39.3 million in the fourth quarter of 2003, and 17.3 million during the first quarter of 2003.


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

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of BLADEX stated, "With the turnaround of the Bank now complete, the overall framework of our operations is being defined by significantly improved prospects for economic growth in the Region, continued progress on our plan to strengthen and broaden the scope of our business model and, generally, a stable or improved risk profile in our portfolio. Within this context, the first quarter's financial results were driven by three factors: first, strong principal repayments in Argentina; second, a market temporarily flushed with liquidity, resulting in declining interest rates and pressure on lending margins, and third, continued progress on improving our efficiency levels.

The strong performance of our portfolio in Argentina was related to generally increasing levels of liquidity in the local market, and to record high commodity (export) prices. I'm pleased to report that we collected US$36 million in principal repayments during the period, bringing our total net exposure to US$222 million, 7% lower than at year-end 2003.

Regarding the pressure on margins that we saw during the quarter, we have taken the position that, given the improved economic growth prospects in the Region, this trend is likely to reverse itself as credit demand strengthens. As a result, we elected to slow down our lending in order to preserve lending capacity within our credit limits and have it available once pricing terms improve in our favor.

The approximate 5 basis point decrease in short-term LIBOR interest rates over the quarter hurt us because, with our assets re-pricing faster than our liabilities, our balance sheet is positioned to take advantage of interest rate increases. We maintain our view that interest rates are heading for an increase, however, and currently expect to keep our maturity profile unchanged. All other things being equal, we estimate that a 25 basis points increase in the general level of interest rates would result in a US$2.1 million additional net interest income through year-end.

The most exciting developments during the quarter took place outside the scope of the financial statements, however. With the arrival of Mr. Rubens Amaral to head our commercial operations out of our New York Agency, we put in place the last of the missing pieces needed to put the transformation of the Bank into high gear. We are taking steps to optimize our client coverage model, changing the segmentation of our client base to allow for more effective cross selling tactics identifying and pursuing new product opportunities, optimizing the structure of our sales force, and incorporating the feedback developed during our brand and perception study into our plans. Most importantly, we have been very successful in attracting top caliber people to our team.

I'm pleased to report that at our Annual Shareholders' Meeting, we received approval by practically 100% of the votes cast on all items submitted to shareholders. Furthermore, we are seeing greater interest from the market in our company, evidenced by a greater flow of our information, broader analyst coverage, and an overall higher level of Investor Relations activity.

Lastly, we continue studying the capital management question closely, aiming to arrive at a solution that will make the most sense in view of risk levels, growth opportunities, and our shareholders' best interests. Assuming a stable scenario, it is the Bank's intention to take additional action on the capital management front during 2004."

ABOUT BLADEX

BLADEX is a multinational Bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and commercial banks in 23 countries of the Region, as well as international banks and private investors. Through March 31, 2004, over its 25 years of operations, BLADEX had disbursed accumulated credits of over US$125 billion in the Region.


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

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This press  release  contains  forward-looking  statements  of  expected  future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the trend of pressure on margins reversing itself as credit demand strengthens and the increase in interest rates in the future.
These  forward-looking   statements  reflect  the  expectations  of  the  Bank's
management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking
transactions   (including   among  other  things,   interest  rate  spreads  and
competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
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BLADEX is listed on the New York Stock Exchange.  Further  investor  information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,
-or-
Investor relations firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

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There will be a conference call to discuss the quarterly  results on May 5, 2004 at 11:00 a.m. New York City time. For those interested in participating, please call (800) 500-0177 in the United States or, if outside the United States, please dial (719) 457-2679. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#202247 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

The BLADEX Conference Call will become available for review on Conference Replay one hour after the conclusion of the conference call, and will remain available through May 6, 2004. Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID# for the call that will be replayed is 202247.
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